Exhibit 99.3

NEWS RELEASE RARE ELEMENT RESOURCES LTD NYSE-Amex: REE & TSX-V: RES October 25,2010 Ref: 27-2010

Rare Element Reports Financial Results for the Year Ended June 30, 2010

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and NYSE-Amex: REE) (the "Company" or “Rare Element”) announced that its audited financial statements and Management’s Discussion and Analysis for the fourth quarter and year ended June 30, 2010 have been filed on www.sedar.com.

These financial results for the year ended June 30, 2010 include the following accomplishments:

•

The completion of the Company’s largest ever Rare Earth Element (“REE”) drilling program in November 2009;

•

The completion of an updated NI 43-101 compliant REE inferred mineral resource estimate which increase the prior year’s estimate by 50% which was announced on May 26, 2010;

•

The completion of three financings totaling US$13.3 million, including a US$8.3 million short-form prospectus offering;

•

The signing of an agreement with Newmont America Exploration Limited (“Newmont”), for the Sundance Gold Project, allowing the Company to maintain its 100% in the mineral potential within the entire property;

•

The advancement of the metallurgical testing of the near surface oxide portion of the REE deposit;

•

The acquisition of two rare-earth properties in Canada, one of which was optioned to a third party; and

•

Commencement in June 2010 of the largest REE drilling and exploration program to date at Bear Lodge.

Subsequent to the June 30, 2010 year end, Rare Element also completed the following:

•

Commencement of a gold drilling and exploration program on the Sundance Gold Project at Bear Lodge;

•

Listing of the Company’s shares on the NYSE-Amex Stock Exchange under the symbol “REE”; and,

•

Completion of the NI 43-101 compliant Preliminary Economic Analysis of the Bear Lodge REE deposit as announced on September 28, 2010.

Rare Element currently has 34,770,965 common shares outstanding, and 39,327,823 common shares outstanding on a fully diluted basis. Rare Element has approximately $12 million in cash and no debt. The Company has managed to maintain its share structure by the use of tight cash controls and hiring the best contractors for the periods of work needed. As Rare Element moves the project ahead, many of the 17 contractors will be converted to employees to focus 100% of their efforts on the Bear Lodge REE project.  The Company believes that the Bear Lodge REE project is one of the only two NI43-101 compliant resources in the United States of America.

For the three and twelve month periods ended June 30, 2010, the Company incurred over US$644,000 and US$2.65 million in exploration expenditures and related equipment respectively.  Administrative expenditures, including the non-cash stock-based compensation, amounted to over US$874,000 and US$1.7 million for the three and twelve months ended June 30, 2010, respectively.

During the quarter ended June 30, 2010, the Company raised US$8.3 million in a short-form prospectus offering, and as at June 30, 2010, the Company had approximately US$12 million cash on hand.

The annual audited financial statements and management discussion and analysis are available through the Canadian securities regulatory authorities at www.sedar.com, and with the Securities and Exchange Commission at www.sec.gov. They are also available on the Company’s website at www.rareelementresources.com.  Hard copies of the audited financial statements and notes are available, free of charge, to shareholders upon written request.

The annual general meeting of the Company’s shareholders will be held on Monday, December 13, 2010 at 10:00 a.m. (Pacific time) at the Company’s office, located at 410-325 Howe Street, Vancouver, BC.  Shareholders of record as at the close of business on October 28, 2010 are entitled to notice of, and to vote at, the meeting.

Rare Element Resources Ltd (TSX-V: RES & NYSE-Amex: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

3